UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
Commission file number 001-12983
GENERAL CABLE RETIREMENT
AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
(Full Title of Plan)

GENERAL CABLE CORPORATION
4 Tesseneer Drive
Highland Heights, Kentucky 41076-9753
(Name of Issuer of securities held pursuant to the Plan)

General Cable Retirement
and Savings Plan for
Salaried Associates
Financial Statements as of and for the
Years Ended December 31, 2010 and 2009,
Supplemental Schedule as of December 31, 2010,
and Report of Independent Registered Public
Accounting Firm

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Audit Committee of the Board of Directors of General Cable Corporation,
to the Retirement Plans Finance Committee and
the Retirement Plans Administrative Committee (the “Retirement Committees”) and
to the Participants of the General Cable Retirement and Savings Plan for Salaried Associates:
We have audited the accompanying statements of net assets available for benefits of the General Cable Retirement and Savings Plan for Salaried Associates (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
June 27, 2011

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:
Participant-directed investment in General Cable Master Trust — at fair value	$144,867,792	$127,144,756

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$144,867,792	$127,144,756
Notes receivable from participants	3,806,965	3,623,025
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,111,692)	(244,339)

NET ASSETS AVAILABLE FOR BENEFITS	$147,563,065	$130,523,442

See notes to financial statements.

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

ADDITIONS:
CONTRIBUTIONS:
Employee	$6,137,368	$6,382,331
Employer	4,428,297	4,411,504
Rollover	640,577	657,174

Total contributions	11,206,242	11,451,009

Net investment gain from General Cable Master Trust	15,365,680	26,402,885

Interest income on notes receivable from participants	202,608	223,798

Total additions	26,774,530	38,077,692

DEDUCTIONS:
Benefits paid to participants	(9,757,563)	(9,774,508)
Administrative expenses	(19,063)	(16,126)

Total deductions	(9,776,626)	(9,790,634)

TRANSFER FROM OTHER PLAN — Net	41,719	179,314

NET INCREASE	17,039,623	28,466,372

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	130,523,442	102,057,070

End of year	$147,563,065	$130,523,442

See notes to financial statements.

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
1.	DESCRIPTION OF THE PLAN

The following description of the General Cable Retirement and Savings Plan for Salaried Associates (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General — The Plan is a defined contribution plan of General Cable Corporation (the “Company”) covering substantially all U.S. salaried employees of the Company or an affiliated company. GK Technologies, Inc., a wholly owned subsidiary of the Company, is the Plan Sponsor. The Company and affiliated companies are participating employers. The Retirement Committees, appointed by the Board of Directors of the Company, control and manage the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Fidelity Management Trust Co. (“FMTC”) serves as the trustee and recordkeeper of the Plan. The General Cable Master Trust (“Master Trust”) has been established pursuant to a trust agreement between the Plan Sponsor and FMTC, as trustee of the Master Trust, in order to permit the commingling of trust assets of multiple employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by FMTC.

The Company acquired Gepco International, Inc. and Isotec, Inc. (collectively “Gepco”) on August 1, 2009. Effective immediately upon acquisition, Gepco employees became eligible to participate in the Plan and began making active contributions. In October 2009, participants were allowed to transfer existing loan balances from the former Gepco International, Inc. 401(k) Profit Sharing Plan or the Isotec, Inc. 401(k) Profit Sharing Plan (the “former plans”) into the Plan. Assets of participant accounts remain in the former plans. Application for Internal Revenue Service (“IRS”) determination to terminate the former plans was made in April 2010. IRS approval was received for the former plans. The Company is in the process of distributing all assets from these former plans. Participants in the former plans may elect to roll their assets into this Plan.

Contributions — Participants may contribute up to a certain percentage of their pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Effective December 1, 2009, participants may also make contributions on an after-tax basis (“Roth 401(k)”), subject to the same IRC limits when combined with their pre-tax contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollover”). The Company, at its discretion, may match a percentage of the participants’ pre-tax and/or Roth 401(k) contributions. The Plan provides for the Company to make a discretionary contribution to the Plan’s employee retirement account for participants who have completed one year of service. Employer contributions were net of forfeitures of $249,976 and $233,719 for the years ended December 31, 2010 and 2009, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s discretionary matching contribution, the Company’s discretionary retirement contribution and Plan earnings. Each participant’s account is charged with withdrawals and an allocation of Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Investments — Participants direct the investments of their accounts into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust fund and a Company common stock fund as investment options for participants.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. The vesting of the Company’s discretionary retirement contribution portion of their account is based on years of continuous service. For participants who were hired on or after July 1, 2000, a participant is 100% vested after seven years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability. Retirement contributions made on or after January 1, 2007, are 100% vested after six years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability.

The vesting of the Company’s discretionary matching contribution portion of their account is based on years of continuous service. For participants who were hired on or after July 1, 2000, a participant is 100% vested after four years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability.

Notes Receivable from Participants — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as determined by the Retirement Committees. Principal and interest are paid ratably through payroll deductions. Loans to participants are reported as Notes Receivable from participants at the unpaid principal balance plus any accrued but unpaid interest.

In-Service Withdrawals — Prior to termination of employment, participants may make hardship withdrawals or withdrawals upon attainment of age 59 1/2, in accordance with the Plan Document.

Payment of Benefits — Upon retirement or other termination of employment, a participant’s vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution.

Forfeited Accounts — As of December 31, 2010 and 2009, forfeited nonvested accounts totaled $21,318 and $30,467, respectively. Forfeitures are used to reduce future Company contributions to the Plan.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments within the Master Trust including mutual funds, a common/collective trust fund, and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. If available, quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The General Cable Stock Fund (“Company Stock Fund”) is comprised of shares of Company common stock and cash and is valued at fair value based on the fair value of the underlying investment in the Company common stock, using quoted market prices, and the cash portion. The Stable Value Fund is stated at fair value, as determined by the issuer based on fair value of the underlying investments, and then adjusted to contract value as described below. Fair value of the Stable Value Fund is the net asset value of its underlying investments, and contract value is principal plus accrued interest. Fair value of the contracts underlying the Stable Value Fund is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. In accordance with GAAP, the Stable Value Fund is included at fair value in participant-directed investment in General Cable Master Trust in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected in the investment return for such investments.

Valuation of Investments (Master Trust) —The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust, except the underlying fully benefit responsive investment contracts which are stated at contract value. When quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies based on observable market inputs.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2010 financial statements described below affected the reporting of certain assets in the statements of net assets available for benefits. The accounting standards initially adopted in the 2009 financial statements affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Notes Receivable from Participants— In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 changed the reporting of loans to participants. Prior to ASU 2010-25, loans to participants were reported as investments at fair value. ASU 2010-25 requires that loans to participants be reported as notes receivable from participants at the unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is effective for periods ending after December 15, 2010. The Plan adopted ASU 2010-25 in the 2010 financial statements, applied retrospectively for all periods presented. The adoption of ASU 2010-25 was not significant as the unpaid principal balance plus accrued but unpaid interest of loans to participants approximated fair value.

Fair Value Measurements and Disclosures — In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (“ASU No. 2010-06”), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption of ASU No. 2010-06 was not significant to the financial statements.
Administrative Expenses — Trustee and investment management fees are paid by the Plan. Other administrative expenses are paid by the Company.
Payment of Benefits — Benefits are recorded when paid.
Transfers — In addition to this Plan, the Company also sponsors the General Cable Savings Plan. If employees change their status during the year, their account balances are transferred into the corresponding Plan. For the years ended December 31, 2010 and 2009, account balances totaling a net $41,719 and $7,284, respectively, on the accompanying statements of changes in net assets available for benefits represent net transfers of participant account balances from the General Cable Savings Plan. Other transfers into the Plan during the year ended December 31, 2009 of $172,030, related to the Gepco acquisition are also included in the balance.
3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer.

The following tables set forth by level within the fair value hierarchy a summary of the Master Trust’s portfolio investments (which include the assets of the Plan and of the General Cable Savings Plan) measured at fair value on a recurring basis at December 31, 2010 and 2009.

		Fair Value Measurements
	at December 31, 2010
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic equity funds	$75,705,614	$	$	$75,705,614
Bond funds	18,092,211			18,092,211
International equity funds	13,085,515			13,085,515
Lifecycle funds	48,258,530			48,258,530
General Cable Stock Fund		20,394,258		20,394,258
Stable value fund		61,638,026		61,638,026

Total portfolio investments	$155,141,870	$82,032,284	$	$237,174,154

		Fair Value Measurements
	at December 31, 2009
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic equity funds	$68,594,278	$—	$—	$68,594,278
Bond funds	15,289,376			15,289,376
International equity funds	13,194,169			13,194,169
Lifecycle funds	37,205,350			37,205,350
General Cable Stock Fund		16,087,951		16,087,951
Stable value fund		59,630,401		59,630,401

Total portfolio investments	$134,283,173	$75,718,352	$—	$210,001,525

For the years ended December 31, 2010 and 2009, there were no significant transfers in or out of levels 1, 2 or 3.
The valuation methods as disclosed in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	INVESTMENTS

The Plan’s investment that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, was the Plan’s interest in the General Cable Master Trust with a contract value of $143,756,100 and $126,900,417, respectively.

During the years ended December 31, 2010 and 2009, the Plan’s investment in the Master Trust appreciated in value by $12,245,081 and $23,522,172, respectively, excluding interest and dividends.
5.	STABLE VALUE FUND

The Stable Value Fund is a collective trust fund managed by FMTC. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Stable Value Fund’s constant net asset value (“NAV”) of $1 per unit. Distribution to the Stable Value Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Stable Value Fund on a monthly basis, when paid. It is the policy of the Stable Value Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Stable Value Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Stable Value Fund, plus earnings, less participant withdrawals and administrative expenses. The Stable Value Fund imposes certain restrictions on the Plan, and the Stable Value Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Stable Value Fund to transact at less than contract value is not probable.
Limitations on the Ability of the Stable Value Fund to Transact at Contract Value:
Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Stable Value Fund to transact at contract value:
•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	Any communication given to Plan participants designed to influence a participant not to invest in the Stable Value Fund or to transfer assets out of the Stable Value Fund;

•	Any transfer of assets from the Stable Value Fund directly into a competing investment option;

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions; or

•	Complete or partial termination of the Plan or its merger with another plan.
Circumstances That Impact the Stable Value Fund — The Stable Value Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Stable Value Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Stable Value Fund to transact at contract value upon the occurrence of certain events. These events include:
•	Any substantive modification of the Stable Value Fund or the administration of the Stable Value Fund that is not consented to by the wrap issuer;

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Stable Value Fund’s cash flow; and

•	Employer-initiated transactions by participating plans as described above.
In the event that wrap contracts fail to perform as intended, the Stable Value Fund’s NAV may decline if the market value of its assets declines. The Stable Value Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The Stable Value Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Stable Value Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Stable Value Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.
6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the underlying investments of the Plan’s investment in the Master Trust are held in shares of mutual funds and units of the Stable Value Fund managed by FMTC. FMTC is the trustee, as defined by the Plan and associated trust agreement and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were funded from the expense ratios of the various funds.

As of December 31, 2010 and 2009, the Plan held 2,095,801 and 1,865,846 units, respectively, of General Cable Stock Fund which includes cash and common stock of General Cable Corporation, a participating employer, with a cost basis of $9,400,165 and $8,157,847, respectively. During the years ended December 31, 2010 and 2009, the Plan recorded no dividend income associated with this investment.

Notes receivable from participants in the amount of $3,806,965 and $3,623,025 were outstanding at December 31, 2010 and 2009, respectively.
7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA by duly adopted written resolution of the Board of Directors of the Plan Sponsor. In the event of termination, the assets of the Plan credited to each participant’s account become fully vested and non-forfeitable, and the Plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

8.	INTEREST IN MASTER TRUST

Certain of the Plan’s investment assets are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the General Cable Savings Plan, another plan sponsored by the Company, for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The investments of the Master Trust at December 31, 2010 and 2009 are summarized as follows:

	2010	2009

Investments — whose fair value is determined based on quoted market prices:
Common/collective trust fund	$61,638,026	$59,630,401
Mutual funds	155,141,870	134,283,173
Common stock fund	20,394,258	16,087,951

Net assets of the General Cable Master Trust — fair value	237,174,154	210,001,525

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,143,142)	(473,559)

Net assets of the General Cable Master Trust	$235,031,012	$209,527,966

Plan’s interest in net assets of the General Cable Master Trust — contract value	$143,756,100	$126,900,417

Plan’s interest in Master Trust as a percentage of the total	61%	61%

The net investment earnings of the Master Trust for the years ended December 31, 2010 and 2009 is summarized below:

	2010	2009

Dividend and interest income	$5,149,482	$4,825,458

Net appreciation in fair value of investments whose fair value was determined based on quoted market prices:
Mutual funds	15,373,217	26,488,572
Common stock fund	3,800,494	10,846,004

Net appreciation in fair value of investments	19,173,711	37,334,576

Investment gain of General Cable Master Trust	$24,323,193	$42,160,034

9.	NET ASSET VALUE (NAV) PER SHARE

In accordance with ASU No. 2009-12, the Plan should include disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2010 and 2009. The estimated fair value of the Stable Value Fund is net asset value. The use of net asset value as a fair value is deemed appropriate as the Stable Value Fund does not have a finite life, unfunded commitments or significant restrictions on redemptions.
10.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated October 16, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 and for certain regulations promulgated by the IRS and DOL. However, the Plan sponsor believes the Plan is designed and being administered in accordance with the IRC. During the Plan year, the Plan had certain operational issues occur. In order to prevent the Plan from incurring a qualification defect, the Plan’s Sponsor has taken, and will continue to take, the necessary corrective actions in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS) (see Note 11). The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
In January 2011, the Company requested a determination letter on the Plan, as amended, from the IRS. The Plan Sponsor believes that the Trust, as amended, continues to qualify and to operate under the applicable requirements of the IRC and has maintained its tax-exempt status. Therefore, no provision for income taxes is included in the accompanying financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
11.	VOLUNTARY COMPLIANCE RESOLUTION

In January 2011, the Company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement was sought with respect to two operational failures, proposing in each case to correct by retroactively amending the Plan to be consistent with Plan operations and communications to Plan participants.
12.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009

Net assets available for benefits per the financial statements	$147,563,065	$130,523,442
Adjustment from fair value to contract value for fully benefit-responsive investments contracts	1,111,692	244,339
Certain deemed distributions of participant loans	(183,936)	(192,843)

Net assets available for benefits per Form 5500	$148,490,821	$130,574,938

For the year ended December 31, 2010, the following is a reconciliation of net investment gain per the financial statements to the Form 5500:

Total net investment gain per the financial statements	$15,365,680
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts	867,353
Add interest income on notes receivable from participants	202,608
Less interest on deemed distributions	(12,372)

Total gain on investments per the Form 5500	$16,423,269

For the year ended December 31, 2010, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Total distributions to participants per the financial statements	$9,757,563
Less previously deemed loans	(30,271)
Add deemed distributions	8,992

Total distributions to participants per the Form 5500	$9,736,284

* * * * * *

SUPPLEMENTAL SCHEDULE

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

Current
Identity of Issuer/Description of Investment	Value

* Active loans to participants — notes receivable, with interest rates ranging from 4.25% to 11.00%, maturing through February 2019	$3,623,029

$3,623,029

*	Party-in-interest.

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL CABLE RETIREMENT AND SAVINGS PLAN FOR SALARIED ASSOCIATES
Date: June 27, 2011	By:	/s/ Robert J. Siverd
		Name:	Robert J. Siverd
		Title:	Member, Retirement Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm for General Cable Corporation Retirement and Savings Plan for Salaried Associates